CommunitySouth Financial Corporation

CommunitySouth Bank and Trust

6602 Calhoun Memorial Highway

Easley, South Carolina 29640

(864) 306-2540

August 21, 2009

VIA EDGAR AND FACSIMILE

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Mr. Larry Spirgel, Assistant Director
Mr. Kyle Moffatt, Accounting Branch Chief

Re:

SEC Comment Letter Dated July 24, 2009 Regarding CommunitySouth Financial Corporation (the “Company”); Form 10-K for the Fiscal Year Ended December 31, 2008, and Form 10-Q for the Quarterly Period Ended March 31, 2009 (File No. 0-51896)

Dear Mr. Spirgel and Mr. Moffatt:

On behalf of CommunitySouth Financial Corporation, Inc. and subsidiary CommunitySouth Bank and Trust (collectively, the “Company” or “CommunitySouth”), this letter responds to the letter, dated July 24, 2009 (the “Comment Letter”), from the staff of the Securities and Exchange Commission (the “Staff”) regarding the Company’s Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2008, and Form 10-Q for the Quarterly Period ended March 31, 2009.  The numbered paragraphs below set forth the Staff’s comments together with the Company’s responses and correspond to the numbered paragraphs in the Comment Letter.

As you requested, we plan to comply with all of the additional disclosures in future filings.  For ease of review, we are enclosing a revised form of the MD&A for the periods ended December 31, 2008 and March 31, 2009 to reflect the type of disclosures that we will include in future filings.

Form 10-K for the year ended December 31, 2008

General

1.                                       We note you presented two years of financial data for each of the Items required by Industry Guide III (the “Guide”).  Instruction 3c of the Guide states that the term “reported period” as used herein refers to each of the last two fiscal years with respect to all items, if the registrant had assets of less than $200,000,000 or net worth of $10,000,000 or less as of the end of its latest fiscal year. Since your assets as of December 31, 2008 exceed these amounts it does not appear as though you meet the criteria of Instruction 3c.  Please include financial data for each of the last three and five years, as specified in Instructions 3a-b of the Guide.

Response:

We will comply with these instructions in future filings.  For ease of your review, we have revised all financial data as specified in Instructions 3a-b of the Guide to reflect the type of disclosures we will include in our future filings.  Please see revised form of MD&A for Form 10-K for the Fiscal Year Ended December 31, 2008 attached.  Please note that for disclosures requiring five years of data, as of December 31, 2008 we only had four years of data to report.

Exhibit 13

Management’s Discussion and Analysis

Provision and Allowance for Loan Losses, page 11

2.                                       We note your disclosure regarding the increase in non-performing loans. Given the significant increase during 2008 (approximately $9 million), please provide the following additional information regarding these loans as of December 31, 2008, March 31, 2009, and June 30, 2009:

•                  Discuss whether the increase in non-performing loans relates to a few large credit relationships or several small credit relationships or both; and

•                  If a few large credit relationships make up the majority of your non-performing loans, discuss those relationships in detail, including:

•                  General information about the borrower (i.e. residential homebuilder, commercial or residential land developer, etc.)

•                  The type of collateral securing the loan;

•                  The amount of total credit exposure outstanding;

•                  The amount of the allowance allocated to the credit relationship; and

•                  Provide additional discussion regarding your determination of the allowance for loan loss for each credit.

Revise your disclosures to provide such information.

Response:

We included discussion of these items in our recently filed Form 10-Q for the Quarterly Period Ended June 30, 2009 and we will continue to include this information in future filings.  For ease of your review, we have also revised our previous disclosure regarding non-performing loans to include the additional information requested to reflect the type of disclosures we will include in our future filings.  Please see the revised Non-performing Assets section (p.6-7) of the MD&A for Form 10-K for the Fiscal Year Ended December 31, 2008 attached. Please see the revised Loans section (p.7-9) of the MD&A for Form 10-Q for the Quarterly Period Ended March 31, 2009 attached.

Deposits, page 15

3.                                       According to your disclosure on page 16, the amount of certificates of deposit of $100,000 or more maturing within three months increased to $188 million at December 31, 2008 compared to $17 million at December 31, 2007.  In light of the significant changes in expected maturities

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of such certificates of deposit and for purposes of greater transparency to the reader related to your liquidity needs, please revise your future filings beginning in your next Form 10-Q to provide interim information similar to that on page 16 as far as the amount maturing within the next three, six and twelve months and to quantify the amount of brokered deposits reflected in those tables.  Discuss any trends experienced in the changes of such maturities as well as how you expect to fund the maturities of such certificates of deposit.  Provide a discussion of the changes in such maturities linked to the discussions sources and uses of funds in your Liquidity section.

Response:

During the period between December 31, 2007 and December 31, 2008, the bank moved all brokered deposits from 12 month maturities into 3 month maturities in order to take advantage of the declining deposit rate environment as well as an overall lower rate structure of a 90 day deposit rate vs. a 365 day deposit rate for a certificate of deposit. The average cost of brokered funds in the quarter ended March 31, 2008 was 5.22%. By the end of the year, the average cost of brokered funds in the quarter ended December 31, 2008 was 2.98%.

We have revised our disclosure to include the maturity information requested and expanded liquidity discussion beginning in our Form 10-Q for the Quarterly Period Ended June 30, 2009, and we will continue to include this information in future filings.

Critical Accounting Policies, page 18

4.                                       We note your reference to another portion of the document for a discussion of your most critical accounting estimate, allowance for loan losses.  Please revise to provide enhanced discussion and analysis of critical accounting estimates and assumptions that:

•                  supplements, but does not duplicate, the description of accounting policies in the notes to the financial statements; and

•                  provides greater insight into the quality and variability of information regarding financial condition and operating performance.

For further guidance, refer to Release No. 33-8350 “Interpretation: Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Response:

We will include this disclosure in future filings.  For ease of review, we have revised Form 10-K for the Year Ended December 31, 2008 attached, to reflect the type of disclosures we will include in our future filings.

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Liquidity Management, page 18

5.                                       Please expand your current discussion of liquidity to provide the following to the extent material:

•                  a discussion of historical information regarding sources of cash expenditures;

•                  an evaluation of the amounts and certainty of cash flows;

•                  the existence and timing of commitments for known and reasonably likely cash requirements;

•                  a discussion and analysis of known trends and uncertainties;

•                  a description of expected changes in the mix and relative cost of funding sources;

•                  indications of which balance sheet or income or cash flow items should be considered in assessing liquidity; and

•                  a discussion of prospective information regarding your sources of funds, except where otherwise clear from the discussion.

For further guidance, refer to Release No. 33-8350 “Interpretation: Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Response:

For ease of your review, we have revised the Liquidity section (p.14-15 )of the MD&A for Form 10-K for the Year Ended December 31, 2008 attached,  to reflect the type of disclosures we will include in our future filings.  We have revised our disclosure to expand our discussion of liquidity as requested beginning in our Form 10-Q for the Quarterly Period Ended June 30, 2009, and will continue to do so in future filings.

Form 10-Q for the Quarterly Period Ended March 31, 2009

Note 6 — Commitments and Contingencies, page 12

6.                                       We note your statement which states that “the completion of the branch is currently on hold due to the bank’s balance sheet restructuring and no growth policy.”  It appears that your balance sheet restructuring and no growth policy was not discussed in your Management’s Discussion and Analysis. Since this type of restructuring and policy change seems significant to investors, this information should be explained in detail in the summary section of the MD&A.  For further guidance, refer to Release No. 33-8350 “Interpretation: Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Response:

For ease of your review, we have revised our disclosure to include more detailed discussion of our “balance sheet restructuring and no growth policy” as requested, to reflect the type of

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disclosures we will include in our future filings.  Please see the Overview section (p.2) of the MD&A for our revised Form 10-Q for the Quarterly Period Ended March 31, 2009 attached. We have also included appropriate disclosure in our recently filed Form 10-Q for the Quarterly Period Ended June 30, 2009, and will continue to do so in future filings.

Results of Operations, page 18

7.                                       It appears that your interest income decreased from $6.2 million for the three months ended March 31, 2008 to $4.9 million for the three months ended March 31, 2009.  Since this 21% decrease appears to be material to your financial statements, please provide a net interest earnings discussion as required by Section I of Industry Guide III (the “Guide”).

Response:

For ease of review, we have revised our disclosure to include a net interest earnings discussion as requested, to reflect the type of disclosures we will include in our future filings.  Please see the revised MD&A (p.4-5) for Form 10-Q for the Quarterly Period Ended March 31, 2009 attached. We have also included appropriate disclosure in our recently filed Form 10-Q for the Quarterly Period Ended June 30, 2009, and will continue to do so in future filings.

Assets and Liabilities, page 19

8.                                       You disclose on page 21 that you replaced your outstanding FHLB advances with brokered certificates of deposit in order to extend maturities and remove the risk of the borrowings being called.  Please revise this section or your liquidity section to provide a discussion of the relative cost of funding and the corresponding maturity periods between FHLB advances and brokered certificates of deposit.  Also, provide a discussion of the risks related to your ability to rollover brokered certificates of deposit, including their interest rate sensitivity.

Response:

For ease of your review, we have revised our disclosure to include the discussion as requested,  to reflect the type of disclosures we will include in our future filings.  Please see Assets and Liabilities section (p.10) of our revised Form 10-Q for the Quarterly Period Ended March 31, 2009 attached. We have included appropriate disclosure in our recently filed Form 10-Q for the Quarterly Period Ended June 30, 2009, and will continue to do so in future filings.

*              *              *              *              *              *              *              *              *

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The Company hopes that the foregoing has been responsive to the Staff’s comments.  In addition, the Company hereby acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in its SEC filings;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to such filings; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any questions related to this letter, please contact me at (864) 306-2540.

Sincerely,

/s/ John W. Hobbs
John W. Hobbs
Executive Vice President and Chief Financial Officer

cc:	C. Allan Ducker, III, Chief Executive Officer
Benjamin A. Barnhill, Esq. (Nelson Mullins Riley & Scarborough, LLP)
Elliott Davis, LLC

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EXHIBIT 13 TO COMMUNITYSOUTH FORM 10K  FOR THE YEAR ENDED DECEMBER 31, 2008 (REVISED)

COMMUNITYSOUTH FINANCIAL CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS (REVISED)

Basis of Presentation

The following discussion should be read in conjunction with the Company’s Consolidated Financial Statements and the Notes thereto and the other financial data included elsewhere in this Annual Report.  The financial information provided below has been rounded in order to simplify its presentation.  However, the ratios and percentages provided below are calculated using the detailed financial information contained in the Consolidated Financial Statements, the Notes thereto and the other financial data included elsewhere in this Annual Report.

General

CommunitySouth Financial Corporation is a bank holding company headquartered in Easley, South Carolina. Its subsidiary, CommunitySouth Bank and Trust, opened for business on January 18, 2005.  The principal business activity of the Bank is to provide banking services to domestic markets, principally in the upstate of South Carolina.  The deposits of the Bank are insured by the Federal Deposit Insurance Corporation (the “FDIC”). The Company completed an initial public offering of its common stock in which it sold a total of 4,681,069 shares at $6.40 per share (as adjusted for all previous stock splits).  Proceeds of the offering were used to pay organizational costs and provide the initial capital for the Bank.

Overview

The following discussion describes our results of operations for the years ended December 31, 2008 and 2007 and also analyzes our financial condition as of December 31, 2008 and 2007.  We received approvals from the FDIC, the Federal Reserve Board (“FRB”) and the State Board of Financial Institutions during January 2005, and commenced business on January 18, 2005.

Like most community banks, we derive most of our income from interest we receive on our loans and investments. Our primary source of funds for making these loans and investments is our deposits, on which we pay interest. Consequently, one of the key measures of our success is our amount of net interest income, or the difference between the income on our interest-earning assets, such as loans and investments, and the expense on our interest-bearing liabilities, such as deposits. Another key measure is the spread between the yield we earn on these interest-earning assets and the rate we pay on our interest-bearing liabilities.

Of course, there are risks inherent in all loans, so we maintain an allowance for loan losses to absorb probable losses on existing loans that may become uncollectible. We establish and maintain this allowance by charging a provision for loan losses against our operating earnings. We have included a detailed discussion of this process in the following section.

In addition to earning interest on our loans and investments, we earn income through fees and other expenses we charge to our customers. We describe the various components of this non-interest income, as well as our non-interest expense, in the discussion below.

Recent Legislative and Regulatory Initiatives to Address Financial and Economic Crises

The Congress, Treasury Department and the federal banking regulators, including the FDIC, have taken broad action since early September 2008 to address volatility in the U.S. banking system.

EESA also increased FDIC deposit insurance on most accounts from $100,000 to $250,000.  This increase is in place until the end of 2009 and is not covered by deposit insurance premiums paid by the banking industry.

Following a systemic risk determination, the FDIC established the Temporary Liquidity Guarantee Program (“TLGP”) on October 14, 2008.  The TLGP includes the Transaction Account Guarantee Program (“TAGP”), which provides unlimited deposit insurance coverage through December 31, 2009 for noninterest-bearing transaction accounts (typically business checking accounts) and certain funds swept into noninterest-bearing savings accounts.  Institutions participating in the TLGP pay a 10 basis points fee (annualized) on the balance of each covered account in excess of $250,000, while the extra deposit insurance is in place.  The TLGP also includes the Debt Guarantee Program (“DGP”), under which the FDIC guarantees certain senior unsecured debt of FDIC-insured institutions and their holding companies.  The unsecured debt must be issued on or after October 14, 2008 and not later than June 30, 2009, and the guarantee is effective through the earlier of the maturity date or June 30, 2012.  The DGP coverage limit is generally 125% of the eligible entity’s eligible debt outstanding on September 30, 2008 and scheduled to mature on or before June 30, 2009 or, for certain insured institutions, 2% of their liabilities as of September 30, 2008.  Depending on the term of the debt maturity, the nonrefundable DGP fee ranges from 50 to 100 basis points (annualized) for covered debt outstanding until the earlier of maturity or June 30, 2012.  The TAGP and DGP are in effect for all eligible entities, unless the entity opted out on or before December 5, 2008.  CommunitySouth opted to participate in both programs.

On February 17, 2009, President Obama signed into law The American Recovery and Reinvestment Act of 2009 (“ARRA”), more commonly known as the economic stimulus or economic recovery package.  ARRA includes a wide variety of programs intended to stimulate the economy and provide for extensive infrastructure, energy, health, and education needs.  In addition, ARRA imposes certain new executive compensation and corporate expenditure limits on all current and future TARP recipients that are in addition to those previously announced by the U.S. Treasury, until the institution has repaid the Treasury Department, which is now permitted under ARRA without penalty and without the need to raise new capital, subject to the Treasury Department’s consultation with the recipient’s appropriate regulatory agency.

Further regulatory actions may arise as the Federal government continues to attempt to address the economic situation.

Results of Operations

Results of operations are only presented for the years ended December 31, 2008 and 2007.

Net interest income decreased $16,628, or 0.16%, to $10.13 million in 2008, down from $10.15 million in 2007. The primary component of interest income in 2008 was interest on loans, including fees, of $20.2 million, as compared to $21.4 million in 2007. The decrease in net interest income was due primarily to a decrease in rates, translating into lower loan yields.

The Company’s net interest spreads were 2.27% and 2.75% in 2008 and 2007, respectively. The Company’s net interest margins were 2.74% and 3.38% in 2008 and 2007, respectively.  This decline of 64 basis points in the net interest margin was due the decline in market rates.  Yields on average earning assets decreased from 7.74% in 2007 to 6.13% in 2008. Rates on average interest bearing liabilities decreased from 4.99% in 2007 to 3.86% in 2008. These changes in yields and rates resulted in a net decrease in net interest spread of 48 basis points. Average shareholder equity was 9.5% of average interest bearing liabilities in 2008 and 11.7% of average interest bearing liabilities in 2007.

The provision for loan losses was $7.2 million in 2008, compared to $1.2 million in 2007.  The charges to the provision were to maintain the allowance for loan losses at a level sufficient to cover estimated losses inherent in the loan portfolio, given the current economic downturn which has affected the entire banking industry.  CommunitySouth, like many community banks, has a significant amount of loans that directly or indirectly rely on the home building industry, which has also experienced an extremely turbulent year.

Non-interest income decreased $182,428, or 11.59%, to $1.4 million in 2008, down from non-interest income of $1.6 million in 2007. The decrease is attributable to the $528,582 decrease, or 52.96%, in mortgage loan origination fees, which was $469,529 for the year ended December 31, 2008.  The decrease is due to our decreased volume in mortgage loan originations and departmental restructuring. Income from bank-owned life insurance was $210,525 in 2008, a slight decline from income of $222,048 in 2007.  Service charges on deposit accounts increased $173,752, or 117.1%, to $322,090 in 2008, as compared to service charges on deposit accounts of $148,338 in 2007, due to the increased volume in deposit accounts.

Non-interest expense increased $1.3 million, or 16.2%, to $9.5 million in 2008, compared to non-interest expense of $8.2 million in 2007. Non-interest expense increased in most categories as a result of our continued growth. Salaries and employee benefits increased $491,843 to $4.8 million for the year ended December 31, 2008. This increase is attributable to normal pay increases, hiring of additional staff to meet the needs associated with our growth. The Company’s efficiency ratio was 82.5% in 2008 compared to 69.8% in 2007. The efficiency ratio is defined as non-interest expense divided by the sum of net interest income and non-interest income, net of gains and losses on sales of assets.  The deterioration in our efficiency ratio is primarily attributable to the increased expenses described above, which we incurred to position our Bank for anticipated growth.

The Company’s net loss was $3.4 million in 2008, compared to net income of $1.6 million in 2007. Return on average assets during 2008 was -0.87% compared to a return of 0.50% in 2007. Net loss in 2008 was after an income tax benefit of $1.8 million and net income in 2007 was after an income tax expense of $781,656. The income tax expenses for 2008 and 2007 resulted in effective tax rates of 35.0% and 33.3%, respectively. See Notes 1 and 12 to the consolidated financial statements for additional information about income taxes.

Net Interest Income

General.  The largest component of the Company’s net income is its net interest income, which is the difference between the income earned on assets and interest paid on deposits and borrowings used to support such assets.  Net interest income is determined by the yields earned on the Company’s interest-earning assets and the rates paid on its interest-bearing liabilities, as well as the relative amounts of interest-earning assets and interest-bearing liabilities.  Net interest income divided by average interest-earning assets represents the Company’s net interest margin.  The net interest spread is the difference between the yield we earn on our interest-earning assets and the rate we pay on our interest-bearing liabilities.

Rate/Volume Analysis.  Net interest income can be analyzed in terms of the impact of changing interest rates and changing volumes.  The following tables set forth the effect which the varying levels of interest-earning assets and interest-bearing liabilities and the applicable rates have had on changes in the net interest income for the periods presented.

	December 31, 2008 vs. 2007				December 31, 2007 vs. 2006
	Increase (decrease) Due to				Increase (decrease) Due to
			Rate /				Rate /
(Dollars in thousands)	Volume	Rate	Volume	Total	Volume	Rate	Volume	Total
Interest Income
Loans	$4,067	$(4,460)	$(847)	$(1,240)	$7,852	$(59)	$(34)	$7,759
Investment securities (1)	1,926	(72)	(209)	1,645	463	5	182	650
Federal funds	(754)	(454)	298	(910)	131	(8)	(1)	122
Total Interest Income	$5,239	$(4,986)	$(758)	$(505)	$8,446	$(62)	$147	$8,531

Interest Expense
Deposits	$1,232	$(2,549)	$(241)	$(1,558)	$5,001	$429	$295	$5,725
Other borrowings	1,076	—	(7)	1,069	—	—	63	$63
Total Interest Expense	$2,308	$(2,549)	$(248)	$(489)	$5,001	$429	$358	$5,788

Net Interest Income	$2,931	$(2,437)	$(510)	$(16)	$3,445	$(491)	$(211)	$2,743

(1)          For the purpose of this table, the investment securities include marketable and non-marketable securities.

Average Balances, Income and Expenses and Rates.  The following table sets forth, for the years ended December 31, 2008, 2007 and 2006, information related to the Company’s average balance sheet and its average yields on earning assets and average costs of interest-bearing liabilities.  Such yields are derived by dividing income or expense by the average balance of the corresponding earning assets or interest-bearing liabilities.  Average balances have been derived from the daily balances throughout the periods indicated.

	2008			2007			2006
	Average	Income /	Yield /	Average	Income /	Yield /	Average	Income /	Yield /
(Dollars in thousands)	Balance	Expense	Rate	Balance	Expense	Rate	Balance	Expense	Rate
Assets
Earning assets:
Loans (1)	$315,175	$20,163	6.40%	$264,844	$1,403	8.08%	$168,107	$13,644	8.12%
Investment securities (2)	47,130	2,308	4.90%	12,067	663	5.49%	330	13	3.94%
Federal funds sold and other	7,884	239	3.04%	22,914	1,150	5.02%	20,325	1,028	5.06%
Total earning assets	370,189	22,710	6.13%	299,825	23,216	7.74%	188,762	14,685	7.79%
Cash and due from banks	5,579			4,720			2,984
Premises and equipment	4,873			4,953			4,031
Other assets	8,944			7,856			1,694
Allowance for loan losses	(5,528)			(3,686)			(2,294)
Total assets	$384,057			$313,668			$195,177

Liabilities
Interest-bearing liabilities:
Repurchase agreements	$28,525	$700	2.46%	$2,315	$63	2.72%	$—	$—	—%
Federal funds purchased	1,312	24	1.85%
~~Federal Home Loan Bank advances~~	~~9,645~~		~~2.33 %~~	~~—~~—	~~—~~—	~~—%~~—%
~~Note Payable~~	~~916~~	~~224~~	~~3.71 %~~	~~—~~—	~~—~~—	~~—%~~—%
~~Subordinated Debt~~	~~1,294~~12,04	~~34~~	~~11.50%~~3.38%	~~—~~—	~~—~~—	~~—%~~—%
Other Borrowings	6	~~149~~407
Interest-bearing transaction accounts	15,300	324	2.12%	11,520	196	1.70%	3,991	59	1.47%
Savings deposits	18,881	223	1.18%	19,107	648	3.39%	10,234	363	3.55%
Time deposits	249,765	10,902	4.36%	228,748	12,162	5.32%	139,535	6,859	4.92%

Total interest-bearing liabilities	~~325,638~~325,829	12,580	3.86%	261,690	13,069	4.99%	153,760	7,281	4.74%
Demand deposits	23,739			18,864			11,429
Accrued interest and other liabilities	~~3,967~~3,535			2,492			1,627
Total liabilities	~~353,344~~353,103			283,046			166,816

Shareholders’ equity	~~3,071,3~~30,954			30,622			28,361
Total liabilities and shareholders’ equity	$384,057			$313,668			$195,177

Net interest income		$10,130			$10,147			$7,404
Net interest spread			2.27%			2.75%			3.05%
Net interest margin			2.74%			3.38%			3.92%

(1)          There were $9.9 million ~~and~~, $35,172 and $283,934 of loans in non-accrual status as of December 31, ~~2008~~2008, 2007 and ~~2007,~~2006, respectively.  The effect of fees collected on loans in ~~2008~~2008, 2007 and ~~2007~~2006 totaled $~~260,966~~260,966, $654,596 and $~~654,596,~~527,248, respectively, and increased the annualized yield on loans by 9 basis points from 6.31% for ~~2008 and~~2008, by 25 basis points from 7.83% for ~~2007.~~2007, and by 32 basis points from 7.80% for 2006.  The effect of such fees on the annualized yield on earning assets was an increase of 7 basis points from 6.06% in ~~2008 and~~2008, an increase of 22 basis points from 7.52% in ~~2007.~~2007, and an increase of 28 basis points from 7.51% in 2006.  The effects of such fees on net interest spread were an increase of 7 basis points from 2.20% for ~~2008 and~~2008, an increase of 22 basis points from 2.53% for ~~2007.~~2007, and an increase of 28 basis points from 2.77% for 2006.  The effects of such fees on net interest margin were an increase of 17 basis points from 2.57% for ~~2008 and~~2008, an increase of 21 basis points from 3.17% for ~~2007.~~2007, and an increase of 27 basis points from 3.65% for 2006.

(2)          For the purpose of this table, the investment securities include marketable and non-marketable securities.

Interest Sensitivity.  The Company monitors and manages the pricing and maturity of its assets and liabilities in order to diminish the potential adverse impact that changes in interest rates could have on its net interest income.  The principal monitoring technique employed by the Company is the measurement of the Company’s interest sensitivity “gap”, which is the positive or negative dollar difference between assets and liabilities that are subject to interest rate repricing within a given period of time.  Interest rate sensitivity can be managed by repricing assets or liabilities, selling securities available for sale, replacing an asset or liability at maturity, or adjusting the interest rate during the life of an asset or liability. Managing the amount of assets and liabilities repricing in this same time interval helps to hedge the risk and minimize the impact on net interest income of rising or falling interest rates.

The following table sets forth the Company’s interest rate sensitivity at December 31, 2008.

		After
		Three	One	Greater
	Within	Through	Through	Than
	Three	Twelve	Five	Five
(Dollars in thousands)	Months	Months	Years	Years	Total
Assets
Earning assets:
Loans, gross	$182,297	$19,515	$110,307	$8,788	$320,907
Investment securities, available for sale	1,500	1,500	17,594	27,008	47,602
Other investments	—	—	—	1,805	1,805
Fed Funds	4,625	—	—	—	4,625
Total earning assets	188,422	21,015	127,901	37,601	374,939

Liabilities
Interest-bearing liabilities:
Interest-bearing deposits:
Repurchase agreements	—	—	15,000	15,000	30,000
Other Borrowings	25,000	1,570	—	4,325	30,895
Demand deposits	16,449	—	—	—	16,449
Savings deposits	14,461	—	—	—	14,461
Time deposits	199,302	40,349	3,920	—	243,571
Total interest-bearing liabilities	255,212	41,919	18,920	19,325	335,376
Period gap	$(66,790)	$(20,904)	$108,981	$18,276	$39,563
Cumulative gap	$(66,790)	$(87,694)	$21,287	$39,563
Ratio of cumulative gap to total earning assets	(17.81)%	(23.39)%	5.68%	10.55%

The above table reflects the balances of interest-earning assets and interest-bearing liabilities at the earlier of their repricing or maturity dates.  Overnight federal funds are reflected at the earliest pricing interval due to the immediately available nature of the instruments.  Scheduled payment amounts of fixed rate amortizing loans are reflected at each scheduled payment date.  Scheduled payment amounts of variable rate amortizing loans are reflected at each scheduled payment date until the loan may be repriced contractually; the unamortized balance is reflected at that point.  Interest-bearing liabilities with no contractual maturity, such as savings deposits and interest-bearing transaction accounts, are reflected in the earliest repricing period due to contractual arrangements which give the Company the opportunity to vary the rates paid on those deposits within a thirty-day or shorter period.  Fixed rate time deposits, principally certificates of deposit, are reflected at their contractual maturity date.

The Company generally would benefit from increasing market rates of interest when it has an asset-sensitive gap position and generally would benefit from decreasing market rates of interest when it is liability-sensitive.  The Company is cumulatively liability sensitive over the three-month to twelve-month period and asset sensitive over all periods greater than one year.  However, the Company’s gap analysis is not a precise indicator of its interest sensitivity position.  The analysis presents only a static view of the timing of maturities and repricing opportunities, without taking into consideration that changes in interest rates do not affect all assets and liabilities equally.  Net interest income may be impacted by other significant factors in a given interest rate environment, including changes in the volume and mix of earning assets and interest-bearing liabilities.

Provision and Allowance for Loan Losses

General.  The Company has developed policies and procedures for evaluating the overall quality of its credit portfolio and the timely identification of potential problem loans.  On a quarterly basis, the Company’s Board of Directors reviews and approves the appropriate level for the Company’s allowance for loan losses based upon management’s recommendations, the results of the internal monitoring and reporting system, and an analysis of economic conditions in its market.

Additions to the allowance for loan losses, which are expensed through the provision for loan losses on the Company’s income statement, are made periodically to maintain the allowance at an appropriate level based on management’s analysis of the estimated losses inherent in the loan portfolio.  Loan losses and recoveries are charged or credited directly to the allowance.  The amount of the provision is a function of the level of loans outstanding, the level of non-performing loans, historical loan loss experience, the amount of loan losses actually charged against the reserve during a given period, and current and anticipated economic conditions.

The Company’s allowance for loan losses is based upon judgments and assumptions about risk elements in the portfolio, future economic conditions, and other factors affecting borrowers.  The process includes identification and analysis of loss potential in various portfolio segments utilizing a credit risk grading process and specific reviews and evaluations of significant problem credits.  However, there is no precise method of estimating credit losses, since any estimate of loan losses is necessarily subjective and the accuracy depends on the outcome of future events.  In addition, due to our rapid growth over the past several years and our limited operating history, a large portion of the loans in our loan portfolio was originated recently.  In general, loans do not begin to show signs of credit deterioration or default until they have been outstanding for some period of time, a process referred to as seasoning.  As a result, a portfolio of more mature loans will usually behave more predictably than a newer portfolio.  Because our loan portfolio is relatively new, the current level of delinquencies and defaults may not be representative of the level that will prevail when the portfolio becomes more seasoned, which may be higher than current levels.  If charge-offs in future periods increase, we may be required to increase our provision for loan losses, which would decrease our net income and possibly our capital.

Based on present information and an ongoing evaluation, management considers the allowance for loan losses to be adequate to meet presently known and inherent losses in the loan portfolio.  Management’s judgment about the adequacy of the allowance is based upon a number of assumptions about future events which it believes to be reasonable but which may or may not be accurate.  Thus, there can be no assurance that charge-offs in future periods will not exceed the allowance for loan losses or that additional increases in the allowance for loan losses will not be required, especially considering the overall weakness in the commercial real estate market in our market areas.

The following table sets forth certain information with respect to the Company’s allowance for loan losses and the composition of charge-offs and recoveries for the years ended December 31, 2008, 2007, 2006 and 2005.

Allowance for Loan Losses

(Dollars in thousands)	2008		2007		2006	2005
Total loans outstanding at end of period	$320,907		$302,934		$217,644	$115,704
Average loans outstanding	$315,175		$264,844		$168,107	$63,985
Balance of allowance for loan losses at beginning of year	$4,214		$3,091		$1,558	$—
Loans charged off:
Real estate — construction	3,112		15		—	—
Real estate — mortgage	120		—		—	—
Commercial and industrial	—		—		—	—
Consumer and other	62		54		—	—
Total loan losses	3,294		69		—	—
Recoveries of previous loan losses:
Real estate — construction	—		4		—	—
Real estate — mortgage	—		—		—	—
Commercial and industrial	—		—		—	—
Consumer and other	—		—		—	—
Total recoveries	—		4		—	—
Net charge-offs	3,294		65		—	—
Provision for loan losses	7,168		1,188		1,533	1,558
~~Charge-offs~~	~~(3,294~~	~~)~~	~~(65~~	~~)~~
Balance of allowance for loan losses at end of year	$8,088		$4,214		$3,091	$1,558
~~Allowance for loan losses to period end~~Net charge-offs to average loans outstanding	~~2.52~~1.05%		~~1.39~~0.02%		—%	—%

Non-performing Assets

Non-performing Assets. There were $9.9 million and $35,172 of non-accrual loans at December 31, 2008 and December 31, 2007, respectively. There were $6,035 of loans past due 90 days or more and still accruing interest or restructured loans at December 31, 2008.  There were no loans past due 90 days or more and still accruing interest or restructured loans at December 31, 2007.  There was $415,229 and $0 in Other Real Estate Owned at December 31, 2008 and 2007, respectively.

The table below represents non-performing assets for the four years ended December 31, 2008.

(Dollars in thousands)	2008	2007	2006	2005
Non-accrual loans	$9,916	$35	$284	$—
Loans past due 90 days or more and still accruing	6	—	—	—
Other Real Estate Owned	415	—	—	—
Total non-performing assets	$10,337	$35	$284	$—

The increase of $9.9 million in non-performing loans from December 31, 2007 to December 31, 2008 is related primarily to continued deterioration in the bank’s overall A&D loan portfolio. The number of loans on non-accrual have increased from 2 to 30 since December 31, 2007. The average non-accrual loan balance is $18,000 and $330,000 as of December 31, 2007 and December 31, 2008, respectively.  83% of the non-accrual loans are secured by real estate. $1.2 million of the allowance for loan loss has been specifically allocated to these relationships. This increase in non-performing loans is a direct result of the poor economic environment, as noted below, taking a toll on numerous borrowers’ ability to pay as scheduled. At this time, management is unable to determine the length of the economic downturn and therefore unable to determine the ultimate impact on the bank’s A&D portfolio.

The Company’s policy with respect to non-performing assets is as follows.  Accrual of interest will be discontinued on a loan when management believes, after considering economic and business conditions and collection efforts that the borrower’s financial condition is such that the collection of interest is doubtful.  A delinquent loan will generally be placed in non-accrual status when it becomes 90 days or more past due unless the estimated net realizable value of collateral exceeds the principal balance and accrued interest.  When a loan is placed in non-accrual status, all interest which has been accrued on the loan but remains unpaid is reversed and deducted from current earnings as a reduction of reported interest income.  No additional interest will be accrued on the loan balance until the collection of both principal and interest becomes reasonably certain.  When a problem loan is finally resolved, there may ultimately be an actual write-down or charge-off of the principal balance of the loan to the allowance for loan losses.

Potential Problem Loans.  Potential problem loans are loans that are not included in impaired loans, but about which management has become aware of information about possible credit problems of the borrowers that causes doubt about their ability to comply with current repayment terms. At December 31, 2008 and December 31, 2007, the Company had identified $424,844 and $1,625,150, respectively, of potential problem loans through its internal review procedures.  The results of this internal review process are considered in determining management’s assessment of the adequacy of the allowance for loan losses.

Non-interest Income and Expense

Non-interest Income.  The largest component of non-interest income was mortgage origination fees which totaled $469,529 and $998,111 for the years ended December 31, 2008 and 2007, respectively.

The following table sets forth the principal components of non-interest income for the years ended December 31, 2008 and 2007.

(Dollars in thousands)	2008	2007
Mortgage origination fees	$470	$998
Service charges on deposit accounts	322	148
Bank-owned life insurance	211	222
Other income	389	206
Total non-interest income	$1,392	$1,574

Non-interest Expense.  Salaries and employee benefits comprised the largest component of non-interest expense which totaled $4.8 million and $4.3 million for the years ended December 31, 2008 and 2007, respectively.  All of the other categories of non-interest expense totaled $4.7 million and $3.9 million for the years ended December 31, 2008 and 2007, respectively.

The following table sets forth the primary components of non-interest expense for the years ended December 31, 2008 and 2007.

(Dollars in thousands)	2008	2007
Salaries and benefits	$4,828	$4,336
Net occupancy	638	500
Depreciation	718	601
Equipment maintenance and rental	194	109
Advertising	248	270
Professional fees	449	335
Office supplies	95	146
Telephone	148	145
Data processing	758	603
Other	1,435	1,139
Total non-interest expense	$9,511	$8,184

Earning Assets

Loans. Loans are the largest category of earning assets and typically provide higher yields than the other types of earning assets.  Loans also entail greater credit and liquidity risks than most of the Company’s other investments and short-term interest-earning cash and cash equivalents, which management attempts to control and counterbalance.  Loans averaged $315.2 million and $264.8 million in 2008 and 2007, respectively. Total loans were $320.9 million and $302.9 million at December 31, 2008 and 2007, respectively.

The following table sets forth the composition of the loan portfolio by category ~~at~~for the four years ended December 31, 2008 ~~and 2007~~ and highlights the Company’s general emphasis on mortgage lending.

	2008		2007		2006		2005
		Percent		Percent		Percent		Percent
(Dollars in thousands)	Amount	Of Total	Amount	Of Total	Amount	Of Total	Amount	Of Total
Real estate – construction	$129,777	40.44%	$124,016	40.94%	$69,021	31.71%	$35,742	30.89%
Real estate – mortgage	154,838	48.25%	149,369	49.31%	128,709	59.13%	68,965	59.60%
Commercial and industrial	33,303	10.38%	26,095	8.61%	17,239	7.92%	9,082	7.85%
Consumer	2,989	0.93%	3,454	1.14%	2,695	1.24%	1,915	1.66%
Total loans, gross	320,907	100.00%	302,934	100.00%	217,664	100.00%	115,704	100.00%
Allowance for loan losses	(8,088)		(4,214)		(3,091)		(1,558)
Net loans	$312,819		$298,720		$214,573		$114,146

The largest component of loans in the Company’s loan portfolio is real estate mortgage loans.  At December 31, 2008 and 2007, real estate mortgage loans, which consist of first and second mortgages on single or multi-family residential dwellings, loans secured by commercial and industrial real estate and other loans secured by multi-family properties and farmland, totaled $154.8 million and $149.4 million, respectively and represented 48.25% and 49.31%, respectively of the total loan portfolio.  In the context of this discussion, a “real estate mortgage loan” is defined as any loan, other than a loan for construction purposes, secured by real estate, regardless of the purpose of the loan.  It is common practice for financial institutions in the Company’s market area to obtain a security interest in real estate whenever possible, in addition to any other available collateral.  This collateral is taken to reinforce the likelihood of the ultimate repayment of the loan and tends to increase the magnitude of the real estate loan portfolio component.  Real estate mortgage loans represent 25% of our impaired loans.

The demand for residential and commercial real estate loans in the upstate South Carolina market is strong due to the historically low interest rate environment.  Commercial real estate loans are generally viewed as having more risk of default than residential real estate loans.  They are also typically larger than residential real estate loans and consumer loans and depend on cash flows from the owner’s business or the property to service the debt.  Cash flows may be affected significantly by general economic conditions (including rising interest rates), a downturn in the local economy, or a decline in occupancy rates in the local economy where the property is located.  Because our loan portfolio contains a number of commercial real estate loans with relatively large balances, the deterioration of one or a few of these loans could cause a significant increase in our level of non-performing loans.  An increase in non-performing loans could result in a loss of earnings from these loans, an increase in the related provision for loan losses and an increase in charge-offs, all of which could have a material adverse effect on our financial condition and results of operations.

Real estate construction loans totaled $129.8 million and $124.0 million at December 31, 2008 and 2007, respectively. In the context of this discussion, a “real estate construction loan” is defined as any loan for construction purposes, secured by real estate.  Real estate construction loans represent 74% of our impaired loans.

Commercial and industrial loans totaled $33.3 million and $26.1 million at December 31, 2008 and 2007, respectively and comprised 10.38% and 8.61%, respectively of the total portfolio. In the context of this discussion, a “commercial and industrial loan” is defined as any loan for a non-consumer purpose, not secured by real estate.

The Company’s loan portfolio also includes consumer loans.  At December 31, 2008 and 2007, consumer loans totaled $3.0 million and $3.5 million, respectively and represented 0.93% and 1.14%, respectively of the total loan portfolio.

The Company’s loan portfolio reflects the diversity of its upstate South Carolina market.  The Company’s offices are located in Easley, Spartanburg, Mauldin, Greer, Anderson and Greenville, South Carolina.  Management expects the area to remain stable with continued growth in the near future.  The diversity of the economy creates opportunities for all types of lending.  The Company does not engage in foreign lending.

The repayment of loans in the loan portfolio as they mature is also a source of liquidity for the Company.  The following tables set forth the Company’s loans maturing within specified intervals at December 31, 2008 and 2007.

2008

		Over One
		Year
		Through	Over
	One Year	Five	Five
(Dollars in thousands)	or Less	Years	Years	Total
Real estate – construction	$76,579	$51,914	$1,284	$129,777
Real estate – mortgage	24,951	106,620	23,267	154,838
Commercial and industrial	17,384	13,863	2,056	33,303
Consumer	686	1,641	662	2,989
	$119,600	$174,038	$27,269	$320,907

Loans maturing after one year with:
Fixed interest rates				$169,843
Floating interest rates				31,464
				$201,307

2007

		Over One
		Year
		Through	Over
	One Year	Five	Five
(Dollars in thousands)	or Less	Years	Years	Total
Real estate – construction	$66,972	$49,908	$7,136	$124,016
Real estate – mortgage	34,964	93,976	20,429	149,369
Commercial and industrial	13,351	11,313	1,431	26,095
Consumer	1,408	1,262	784	3,454
	$116,695	$156,459	$29,780	$302,934

Loans maturing after one year with:
Fixed interest rates				$132,590
Floating interest rates				53,649
				$186,239

The information presented in the above table is based on the contractual maturities of the individual loans, including loans which may be subject to renewal at their contractual maturity.  Renewal of such loans is subject to review and credit approval as well as modification of terms upon their maturity.  Consequently, management believes this treatment presents fairly the maturity and repricing structure of the loan portfolio shown in the above table.

Investment Securities and Other Investments. The investment securities portfolio, which averaged $47.1 million and $12.0 million in 2008 and 2007, respectively, is a component of the Company’s total earning assets.  At December 31, 2008 and 2007, the total investment securities portfolio was $49.4 million and $25.3 million, respectively.  Investment securities were primarily marketable investments recorded at their fair value. Other investments consisted of Federal Home Loan Bank of Atlanta (“FHLB”) stock recorded at cost.

The following table sets forth the amortized cost and fair value of the securities held by the Company for the three years ended December 31, 2008.

	2008		2007		2006
(Dollars in thousands)	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value
U.S. government agencies	$19,001	$19,085	$15,487	$15,623	$—	$—
Mortgage-backed securities	27,768	28,417	9,014	9,121	—	—
Other securities	100	100	100	100	100	100
Other investments	1,805	1,805	447	447	271	271
Total investment securities portfolio	$48,674	$49,407	$25,048	$25,291	$371	$371

The following table sets forth securities maturing within specified intervals at December 31, 2008 and ~~2007.~~their weighted average yields.

			Over One		Over Five
			Year		Years			Weighted-
		Weighted-	Through	Weighted-	Through	Weighted-	Over Ten	Average		Weighted-
	One Year	Average	Five	Average	Ten	Average	~~2008~~	~~2007~~		Average
(Dollars in thousands)	or Less	Yield	Years	Yield	Years	Yield	Years	Yield	Total	Yield
U.S. government agencies	$3,001	5.17%	$16,000	4.20%	$—	—%	$—	—%	$19,001	4.35%
~~Investment~~Mortgage-backed securities	—	—%	1,594	5.35%	2,917	5.53%	~~$ 47,602~~23,257	~~$ 24,844~~5.30%	27,768	5.33%
Other securities	—	—%	—	—%	—	—%	100	—%	100	—%
Other investments	—	—%	—	—%	—	—%	1,805	~~447~~—%	1,805	—%
	$3,001	5.17%	$17,594	4.30%	$2,917	5.53%	$25,162	4.90%	$48,674	4.74%
~~Total investment securities portfolio~~							~~$ 49,407~~	~~$ 25,291~~

Short-Term Investments.  Short-term investments, which consist primarily of federal funds sold, averaged $7.9 million and $22.9 million in 2008 and 2007, respectively with a weighted average yield of 3.04% and 5.02% in 2008 and 2007, respectively.  These funds are an important source of the Company’s liquidity. Federal funds are generally invested in an earning capacity on an overnight basis. At December 31, 2008 and 2007, federal funds were $4.6 million and $33.7 million at an annualized overnight rate of 0.50% and 4.15%, respectively. The maximum outstanding balance of federal funds sold at any month end during the years 2008 and 2007 was $16.4 million and $40.8 million, respectively.

Deposits

General.  Average interest-bearing liabilities totaled $325.8 million and $261.7 million in 2008 and 2007, respectively.  Average total deposits totaled $307.7 million and $278.2 million during 2008 and 2007, respectively.  At December 31, 2008 and 2007 total deposits were $296.6 million and $327.7 million, respectively.

The following table sets forth the average deposits of the Company by category for the year ended December 31, ~~2008~~2008, 2007 and ~~2007.~~2006.

	2008		2007		2006
		Average		Average		Average
(Dollars in thousands)	Amount	Rate	Amount	Rate	Amount	Rate
Non-interest bearing demand	$23,739	—%	$18,864	—%	$11,429	—%
Interest bearing demand	15,300	2.12%	11,520	1.70%	3,991	1.47%
Savings	18,881	1.18%	19,107	3.39%	10,234	3.55%
Time	249,765	4.36%	228,748	5.32%	139,535	4.92%
Total	$307,685		$278,239		$165,189

The following table sets forth the deposits of the Company by category as of December 31, ~~2008~~2008, 2007 and ~~2007.~~2006.

	2008		2007		2006
		% of		% of		% of
(Dollars in thousands)	Amount	Deposits	Amount	Deposits	Amount	Deposits
Non-interest bearing demand	$22,162	7.47%	$24,464	7.46%	$14,784	6.81%
Interest bearing demand	16,449	5.55%	13,721	4.19%	5,508	2.54%
Savings	14,461	4.87%	24,634	7.52%	13,868	6.39%
Time deposits less than $100	32,111	10.82%	59,528	18.17%	64,457	29.70%
Time deposits of $100 or over	25,162	8.49%	47,118	14.38%	46,606	21.47%
Brokered deposits	186,298	62.80%	158,199	48.28%	71,808	33.09%
Total	$296,643	100.00%	$327,664	100.00%	$217,031	100.00%

Core deposits, which exclude certificates of deposit of $100,000 or more and brokered deposits, provide a relatively stable funding source for the Company’s loan portfolio and other earning assets.  The Company’s core deposits were $85.2 million and $122.3 million at December 31, 2008 and 2007, respectively, or 28.7% and 37.3%, respectively of total deposits.  Certificates of deposit of $100,000 or more and brokered deposits are not considered core deposits because their retention can be expected to be heavily influenced by rates offered at renewal.  Due to the developed national market for certificates of deposit, we anticipate being able to either renew or replace these deposits when they renew; however, no assurance can be given that we will be able to replace them with deposits with the same terms.

For the years ended December 31, 2008 and 2007, our non-core deposits included wholesale funding in the form of brokered CDs of $186.3 million and $158.2 million, respectively.  We generally obtain out-of-market time deposits of $100,000 or more through brokers with whom we maintain ongoing relationships.  The guidelines governing our participation in brokered CD programs are part of our Asset Liability Management Program Policy, which is reviewed, revised and approved annually by the Asset Liability Committee.  These guidelines limit our brokered CDs to 65% of total deposits, dictate that our current interest rate risk profile determines the terms and that we only accept brokered CDs from approved correspondents.  In addition, we do not obtain time deposits through the Internet.  These guidelines allow us to take advantage of the attractive terms that wholesale funding can offer while mitigating the inherent related risk.

Deposits have been a primary source of funding.  Management anticipates that deposits will continue to be the Company’s primary source of funding in the future.  The Company’s loan-to-deposit ratio was 108.17% and 92.45% at December 31, 2008 and 2007, respectively.  The maturity distribution of the Company’s time deposits of $100,000 or over at December 31, 2008 and 2007, is set forth in the following tables.

Maturities of Certificates of Deposit of $100,000 or More (Including Brokered Deposits)

		After	After
		Three	Six
	Within	Through	Through	After
	Three	Six	Twelve	Twelve
(Dollars in thousands)	Months	Months	Months	Months	Total
December 31, 2008
Certificates of deposit of $100,000 or more	$188,080	$11,231	$10,494	$1,655	$211,460

December 31, 2007
Certificates of deposit of $100,000 or more	$17,479	$81,361	$98,331	$8,146	$205,317

Of the Company’s time deposits of $100,000 or over as of December 31, 2008 and 2007, 88.95% and 8.51% are scheduled maturities within three months, respectively. As of December 31, 2008 and 2007, 99.22% and 96.03%, respectively, of the Company’s time deposits of $100,000 or over had maturities within twelve months.

Other Borrowings

The following table outlines our various sources of borrowed funds during the years ended December 31, 2008 and December 31, 2007, the amounts outstanding at the end of each period and the weighted-average interest rates paid for each borrowing source. During and as of the year-ended December 31, 2006, the Bank had no borrowed funds from any of these various sources.

		Period-		Weighted -Average	Maximum Outstanding
	Ending	End	Average	Rate for	at any
(Dollars in thousands)	Balance	Rate	Balance	Year	Month End
December 31, 2008
Federal Home Loan Bank advances	$25,000	1.49%	$9,645	2.33%	$30,000
Federal funds purchased	—	—%	1,312	1.85%	9,491
Securities sold under agreement to repurchase	30,000	3.24%	28,525	2.46%	30,000
Bank of Tennessee note payable	1,570	3.25%	916	3.71%	1,570
Subordinated debt	4,325	11.50%	1,294	11.50%	4,325

December 31, 2007
Securities sold under agreement to repurchase	15,000	2.58%	2,315	2.72%	15,000

Subordinated Debt.  During the third quarter of 2008, we commenced a subordinated debt offering to enhance and strengthen the levels of capital and liquidity at the holding company such that we could maintain the resources needed to maintain “well-capitalized” levels of regulatory capital at the bank. We raised $4.325 million in additional capital before we closed the offering on October 15, 2008.  The subordinated notes were sold to a limited number of purchasers in a private offering, bear an interest rate of 11.5%, are callable after September 30, 2011, at a premium, and mature in 2018. The subordinated debt has been structured to fully count as Tier 2 regulatory capital on a consolidated basis.

Capital

The FRB and bank regulatory agencies require bank holding companies and financial institutions to maintain capital at adequate levels based on a percentage of assets and off~~-~~balance sheet exposures, adjusted for risk weights ranging from 0% to 100%.

The FRB guidelines contain an exemption from the capital requirements for “small bank holding companies” which in 2006 were amended to cover most bank holding companies with less than $500 million in total assets that do not have a material amount of debt or equity securities outstanding registered with the SEC.  Although our class of common stock is registered under Section 12 of the Securities Exchange Act, we believe that because our stock is not listed on any exchange or otherwise actively traded, the FRB will interpret its new guidelines to mean that we qualify as a small bank holding company.  Nevertheless, our Bank remains subject to these capital requirements.  Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank’s financial statements.  Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank’s assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices.  The Bank’s capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.  Regardless, at December 31, 2008, our Bank is “well capitalized” under these minimum capital requirements as set per bank regulatory agencies.

Under the capital adequacy guidelines, regulatory capital is classified into two tiers.  These guidelines require an institution to maintain a certain level of Tier 1 and Tier 2 capital to risk-weighted assets.  Tier 1 capital consists of common shareholders’ equity, excluding the unrealized gain or loss on securities available for sale, minus certain intangible assets.  In determining the amount of risk-weighted assets, all assets, including certain off-balance sheet assets, are multiplied by a risk-weight factor of 0% to 100% based on the risks believed to be inherent in the type of asset.  Tier 2 capital consists of Tier 1 capital plus the general reserve for loan losses, subject to certain limitations.  We are also required to maintain capital at a minimum level based on total average assets, which is known as the Tier 1 leverage ratio.

At the bank level, we are subject to various regulatory capital requirements administered by the federal banking agencies.  To be considered “adequately capitalized” under these capital guidelines, we must maintain a minimum total risk-based capital of 8%, with at least 4% being Tier 1 capital.  In addition, we must maintain a minimum Tier 1 leverage ratio of at least 4%.  To be considered “well-capitalized,” we must maintain total risk-based capital of at least 10%, Tier 1 capital of at least 6%, and a leverage ratio of at least 5%.

Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a material effect on the Bank’s financial statements.  Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank’s assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices.  The Bank’s capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

The Bank exceeded the regulatory capital requirements at December 31, 2008 and 2007 as set forth in the following table.

Analysis of Capital and Capital Ratios

(Dollars in thousands)	2008	2007
Tier 1 capital	$30,836	$30,102
Tier 2 capital	4,369	4,214
Total qualifying capital	$35,205	$34,316

Risk-adjusted total assets (including off-balance sheet exposures)	$345,829	$337,586

Total risk-based capital ratio	10.18%	10.17%
Tier 1 risk-based capital ratio	8.92%	8.92%
Tier 1 leverage ratio	7.98%	8.26%

Off-Balance Sheet Risk

Through its operations, the Bank has made contractual commitments to extend credit in the ordinary course of its business activities. These commitments are legally binding agreements to lend money to the Bank’s customers at predetermined interest rates for a specified period of time.  At December 31, 2008 and 2007, the Bank had issued commitments, including standby letters of credit, to extend credit of $39.7 million and $52.5 million, respectively through various types of commercial lending arrangements.

The following tables set forth the length of time until maturity for unused commitments to extend credit at December 31, 2008 and 2007.

		After	After
		One	Three		Greater
	Within	Through	Through	Within	Than
	One	Three	Twelve	One	One
(Dollars in thousands)	Month	Months	Months	Year	Year	Total
December 31, 2008
Unused commitments to extend credit	$2,941	$1,889	$11,989	$16,819	$19,441	$36,260
Standby letters of credit	717	80	2,617	3,414	74	3,488
	$3,658	$1,969	$14,606	$20,233	$19,515	$39,748

December 31, 2007
Unused commitments to extend credit	$2,479	$891	$17,370	$20,740	$28,603	$49,343
Standby letters of credit	578	833	—	1,411	1,766	3,177
	$3,057	$1,724	$17,370	$22,151	$30,369	$52,520

Approximately $30.9 million and $37.6 million of these commitments to extend credit had variable rates as of December 31, 2008 and 2007, respectively.

The Bank evaluates each customer’s creditworthiness on a case-by-case basis.  The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on its credit evaluation of the borrower.  Collateral varies but may include accounts receivable, inventory, property, plant and equipment, commercial and residential real estate.

Critical Accounting Policies

The Company has adopted various accounting policies which govern the application of accounting principles generally accepted in the United States of America in the preparation of its financial statements.  Significant accounting policies are described in the footnotes to the consolidated financial statements at December 31, 2008, included in this Annual Report to Shareholders, and as filed with the Company’s Annual Report on Form 10-K.  Certain accounting policies involve significant judgments and assumptions which have a material impact on the carrying value of certain assets and liabilities. These accounting policies are considered to be critical accounting policies.  The judgments and assumptions used are based on historical experience and other factors, which are believed to be reasonable under the circumstances.  Because of the nature of the judgments and assumptions, actual results could differ from these judgments and estimates which could have a material impact on the carrying values of assets and liabilities and results of operations.

Management believes the allowance for loan losses is a critical accounting policy that requires the most significant judgments and estimates used in preparation of the consolidated financial statements.  Refer to the portion of this discussion that addresses the allowance for loan losses for a description of our processes and methodology for determining our allowance for loan losses.

Some of the more critical judgments supporting the amount of our allowance for loan losses include judgments about the creditworthiness of borrowers, the estimated value of the underlying collateral, cash flow assumptions, the determination of loss factors for estimating credit losses, the impact of current events, and other factors impacting the level of probable inherent losses.  Under different conditions or using different assumptions, the actual amount of credit losses incurred by us may be different from management’s estimates provided in our consolidated financial statements.  Please see “Allowance for Loan Losses” for a more complete discussion of our processes and methodology for determining our allowance for loan losses.

Allowance for Loan Losses

The allowance for loan losses represents an amount that we believe will be adequate to absorb probable losses on existing loans that may become uncollectible. Assessing the adequacy of the allowance for loan losses is a process that requires considerable judgment. Our judgment in determining the adequacy of the allowance is based on evaluations of the collectability of loans, including consideration of factors such as the balance of impaired loans; the quality, mix and size of our overall loan portfolio; economic conditions that may affect the borrower’s ability to repay; the amount and quality of collateral securing the loans; our historical loan loss experience; and a review of specific problem loans. We adjust the amount of the allowance periodically based on changing circumstances as a component of the provision for loan losses. We charge recognized losses against the allowance and add subsequent recoveries back to the allowance.

We calculate the allowance for loan losses for specific types of loans (excluding mortgage loans held for sale) and evaluate the adequacy on an overall portfolio basis utilizing our credit grading system which we apply to each loan.  We combine our estimates of the reserves needed for each component of the portfolio, including loans analyzed on a pool basis and loans analyzed individually.  The allowance is divided into two portions: (1) an amount for specific allocations on significant individual credits and (2) a general reserve amount.

Specific Reserve

We analyze individual loans within the portfolio and make allocations to the allowance based on each individual loan’s specific factors and other circumstances that affect the collectability of the credit in accordance with SFAS No. 114, “Accounting by Creditors for Impairment of a Loan.” Significant individual credits classified as doubtful or substandard/special mention within our credit grading system require both individual analysis and specific allocation.

Loans in the substandard category are characterized by deterioration in quality exhibited by any number of well-defined weaknesses requiring corrective action such as declining or negative earnings trends and declining or inadequate liquidity.  Loans in the doubtful category exhibit the same weaknesses found in the substandard loan; however, the weaknesses are more pronounced.  These loans, however, are not yet rated as loss because certain events may occur which could salvage the debt such as injection of capital, alternative financing, or liquidation of assets.

In these situations where a loan is determined to be impaired (primarily because it is probable that all principal and interest due according to the terms of the loan agreement will not be collected as scheduled), the loan is excluded from the general reserve calculations described below and is assigned a specific reserve.  We calculate specific reserves on those impaired loans exceeding $250,000.  These reserves are based on a thorough analysis of the most probable source of repayment which is usually the liquidation of the underlying collateral, but may also include discounted future cash flows or, in rare cases, the market value of the loan itself.

Generally, for larger collateral dependent loans, current market appraisals are ordered to estimate the current fair value of the collateral.  However, in situations where a current market appraisal is not available, management uses the best available information (including recent appraisals for similar properties, communications with qualified real estate professionals, information contained in reputable trade publications and other observable market data) to estimate the current fair value.  The estimated costs to sell the subject property are then deducted from the estimated fair value to arrive at the “net realizable value” of the loan and to determine the specific reserve on each impaired loan reviewed.  The credit risk management group periodically reviews the fair value assigned to each impaired loan and adjusts the specific reserve accordingly.

General Reserve

We calculate our general reserve based on a percentage allocation for each of the categories of the following unclassified loan types such as:  real estate, commercial, consumer, A&D/construction and mortgage.  We apply our historical trend loss factors to each category and adjust these percentages for qualitative or environmental factors, as discussed below.  The general estimate is then added to the specific allocations made to determine the amount of the total allowance for loan losses.

We also maintain a general reserve in accordance with December 2006 regulatory interagency guidance in our assessment of the loan loss allowance.  This general reserve considers qualitative or environmental factors that are likely to cause estimated credit losses including, but not limited to:  changes in delinquent loan trends, trends in risk grades and net chargeoffs, concentrations of credit, trends in the nature and volume of the loan portfolio, general and local economic trends, collateral valuations, the experience and depth of lending management and staff, lending policies and procedures, the quality of loan review systems, and other external factors.

The allowance is not allocated by loan type and is available to absorb losses in the entire portfolio.

Liquidity Management

~~Liquidity management involves monitoring the Company’s sources and uses of funds in order to meet its day-to-day cash flow requirements while maximizing profits.  Liquidity represents the ability of a company to convert assets into cash or cash equivalents without significant loss and to raise additional funds by increasing liabilities.  Without proper liquidity management, the Company would not be able to perform the primary function of a financial intermediary and would, therefore, not be able to meet the needs of the communities it serves.~~

~~Liquidity management is made more complex because different balance sheet components are subject to varying degrees of management control.  For example, the timing of maturities of the investment portfolio is very predictable and subject to a high degree of control at the time investment decisions are made.  However, net deposit inflows and outflows are far less predictable and are not subject to nearly the same degree of control.  The Company also has the ability to obtain funds from various financial institutions should the need arise.~~

~~The bank has a policy to maintain a liquidity ratio of at least 12%. Liquidity for this purpose is defined as cash, cash equivalents, and securities available for sale divided by total assets plus one half of any outstanding loan commitments. The bank’s liquidity ratio at December 31, 2008 was 14.10%.~~

Liquidity is the ability to meet current and future obligations through liquidation or maturity of existing assets or the acquisition of liabilities.  We manage both assets and liabilities to achieve appropriate levels of liquidity.  Cash, federal funds and investments available for sale are our primary sources of asset liquidity. These funds provide a cushion against short-term fluctuations in cash flow from both deposits and loans.  Historically, individual and commercial deposits have been our primary source of funds for credit activities. These include brokered deposits, which comprise a 63% of our deposit base as of December 31, 2008.  These have proven to be a reliable source of funds. However, access to the brokered deposit market could be curtailed if the bank were to fall to a “less than well capitalized” status unless we are able to obtain FDIC approval to renew the brokered deposits, which is unlikely given the current regulatory environment. This would not have any liquidity impact in the short term due to the extended maturities of the brokered deposits, but it would cause long term funding issues. If access to the brokered deposit market were to become unavailable, the bank would be required to replace those funds with the combination of FHLB advances, Federal Reserve Discount Window borrowings and local deposits. The Federal Reserve and FHLB borrowings would require pledging additional collateral. At this time, we believe these are viable alternatives. Deposit balances, net of brokered deposits, have decreased $59 million from December 31, 2007 to December 31, 2008. This was due to intentional restructuring of replacing high cost local time deposits with lower priced brokered deposits. We anticipate that our funding cost and funding mix will now remain stable.

The level of liquidity is measured by the cash, cash equivalents and securities available for sale to total assets ratio, which was at 3.93% at December 31, 2008. We anticipate that this will increase with the combination of deposit growth and shrinkage of assets in 2009.

In addition to our on balance sheet sources of funds, we also rely on off-balance sheet lines of credit. At December 31, 2008, we had lines of credit with unrelated banks totaling $14.5 million.  These lines, $9.5 million of which are unsecured, are available on a one-to-seven day basis for general corporate purposes.  These lines may be terminated at any time based on our financial condition, although we believe that to not be the case. As members of the FHLB, we have credit availability of up to 15% of the Bank’s total assets. Advances under this credit facility are subject to qualifying collateral. Advances may be terminated and called at any time by the FHLB, although we believe that to not be the case. We also have credit availability through the Federal Reserve Discount Window.  As of June 30, 2009, $23.9 million was available, based on qualifying collateral. Availability of the Federal Reserve Discount Window may be terminated at any time by the Federal Reserve, although we believe that to not be the case.

We believe our liquidity sources are adequate to meet our short and long term operating needs.

Impact of Inflation

Unlike most industrial companies, the assets and liabilities of financial institutions such as the Bank are primarily monetary in nature.  Therefore, interest rates have a more significant effect on the Bank’s performance than do the effects of changes in the general rate of inflation and change in prices.  In addition, interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services.  As discussed previously, management seeks to manage the relationships between interest sensitive assets and liabilities in order to protect against wide interest rate fluctuations, including those resulting from inflation.

Recently Issued Accounting Standards

Accounting standards and pronouncements of a recent nature are discussed in Notes to Consolidated Financial Statements, Note 1 — Summary of Significant Accounting Policies.  Other accounting standards that have been issued or proposed by authoritative standards-setting bodies that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption.

COMMUNITYSOUTH FORM 10Q 3.31.2009 (REVISED)

Item 2.  Management’s Discussion and Analysis or Plan of Operation (REVISED).

The following discussion reviews our results of operations and assesses our financial condition.  You should read the following discussion and analysis in conjunction with the accompanying consolidated financial statements.  The commentary should be read in conjunction with the discussion of forward-looking statements, the financial statements, and the related notes and the other statistical information included in this report.

DISCUSSION OF FORWARD-LOOKING STATEMENTS

This report contains “forward-looking statements” relating to, without limitation, future economic performance, plans and objectives of management for future operations, and projections of revenues and other financial items that are based on the beliefs of management, as well as assumptions made by and information currently available to management.  The words “may,” “will,” “anticipate,” “should,” “would,” “believe,” “contemplate,” “expect,” “estimate,” “continue,” and “intend,” as well as other similar words and expressions of the future, are intended to identify forward-looking statements.  Our actual results may differ materially from the results discussed in the forward-looking statements, and our operating performance each quarter is subject to various risks and uncertainties that include, without limitation, those described under the heading “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2008 as filed with the Securities and Exchange Commission (the “SEC”) and the following:

•                  our rapid growth to date and short operating history;

•                  the opening of additional full-service branches and the resulting pressure this could cause on our management team;

•                  significant increases in competitive pressure in the banking and financial services industries;

•                  changes in the interest rate environment which could reduce anticipated or actual margins;

•                  changes in political conditions or the legislative or regulatory environment;

•                  general economic conditions, either nationally or regionally and especially in our primary service area, becoming less favorable than expected resulting in, among other things, a deterioration in credit quality;

•                  changes occurring in business conditions and inflation;

•                  changes in technology;

•                  changes in deposits flows;

•                  changes in monetary and tax policies;

•                  the lack of seasoning of our loan portfolio, especially given our rapid loan growth;

•                  the amount of our real estate based loans, and the weakness in the commercial real estate market;

•                  the level of allowance for loan losses;

•                  the rate of delinquencies and amounts of charge-offs;

•                  adverse changes in asset quality and resulting credit risk-related losses and expenses;

•                  loss of consumer confidence and economic disruptions resulting from terrorist activities;

•                  changes in the securities markets; and

•                  other risks and uncertainties detailed from time to time in our filings with the SEC.

The above risks are exacerbated by the recent developments in national and international financial markets, and we are unable to predict what effect these uncertain market conditions will have on our Company.  During 2008 and thus far in 2009, the capital and credit markets have experienced extended volatility and disruption.  There can be no assurance that these unprecedented recent developments will not materially and adversely affect our business, financial condition and results of operations.

All forward-looking statements in this report are based on information available to us as of the date of this report.  We undertake no obligation to publicly update or otherwise revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

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Overview

CommunitySouth Financial Corporation (the “Company”) is a bank holding company headquartered in Easley, South Carolina.  Our subsidiary, CommunitySouth Bank and Trust (the “Bank”), opened for business on January 18, 2005.  In addition to the main office in Easley, the Bank has five branch locations in the upstate region of South Carolina.  We opened our Mauldin branch in the fourth quarter of 2005, our Spartanburg branch in the first quarter of 2006, our Anderson branch in the third quarter of 2006, our Greer branch in the fourth quarter of 2006 and our Greenville branch in the third quarter of 2007.  The Bank provides banking services to domestic markets, principally in the Upstate of South Carolina.  The deposits of the Bank are insured by the FDIC.

Like most community banks, we derive most of our income from interest we receive on our loans and investments.  Our primary source of funds for making these loans and investments is our deposits, on which we pay interest.  Consequently, one of the key measures of our success is our amount of net interest income, or the difference between the income on our interest-earning assets, such as loans and investments, and the expense on our interest-bearing liabilities, such as deposits.  Another key measure is the spread between the yield we earn on these interest-earning assets and the rate we pay on our interest-bearing liabilities.

We have approximately $45.5 million of acquisition and development (A&D) loans outstanding at March 31, 2009.  A&D loans are typically comprised of loans to borrowers for real estate to be developed (into properties such as sub-divisions or spec houses).  Normally, these loans are repaid with the proceeds from the sale of the developed property.  Collateral for these types of loans normally consists of real estate.

Our outstanding A&D loans are located primarily in the Upstate of South Carolina and Western North Carolina.  The current economic environment in our market area has resulted in a downturn in the real estate market, which has placed greater pressure on our borrowers’ repayment capabilities.  We are experiencing higher levels of loan delinquencies, defaults and foreclosures.  Further, the downturn in the real estate market has adversely impacted the value of the underlying collateral (real estate) for the A&D loans.  The greater degree of strain on these types of loans and the significance to our overall loan portfolio has caused us to apply a greater degree of scrutiny in analyzing the ultimate collectability of amounts due.  Our analysis has resulted in significant increases to our allowance for loan losses and significant increases in the corresponding expense charged to our provision for loan losses.

Of course, there are risks inherent in all loans, so we maintain an allowance for loan losses to absorb probable losses on existing loans that may become uncollectible.  We establish and maintain this allowance by charging a provision for loan losses against our operating earnings.  In the following section we have included a detailed discussion of this process.

In addition to earning interest on our loans and investments, we earn income through fees and other expenses we charge to our customers.  We describe the various components of this non-interest income, as well as our non-interest expense, in the following discussion.

The bank is currently restructuring its balance sheet to reduce its risk weighted assets and improve capital ratios.  It has converted all of its 20% risk weighted securities into 0% risk weighted securities. It has sold its 100% risk weighted BOLI policies. It has implemented a loan reduction policy with regards to the loan portfolio. The bank is strictly limiting new lending. This combined with normal payoffs and principal amortization, has resulted in a decrease in the loan portfolio of $4.3 million from December 31, 2008 to March 31, 2009. The effect of all of these actions has been to reduce risk weighted assets by $18 million from December 31, 2008 to March 31, 2009. Because the bank is required to keep a minimum of 10% capital to risk weighted assets to remain well capitalized, this equates to $1.8 million in capital improvement.

Recent Legislative and Regulatory Initiatives to Address Financial and Economic Crises

Markets in the United States and elsewhere have experienced extreme volatility and disruption for more than 12 months.  These circumstances have exerted significant downward pressure on prices of equity securities and virtually all other asset classes, and have resulted in substantially increased market volatility, severely constrained credit and capital markets, particularly for financial institutions, and an overall loss of investor confidence.  Loan portfolio performances have deteriorated at many institutions resulting from, among other factors, a weak economy and a decline in the value of the collateral supporting their loans.  Dramatic slowdowns in the housing industry, due in part to falling home prices and increasing foreclosures and unemployment, have created strains on financial institutions.  Many borrowers are now unable to repay their loans, and the collateral securing these loans has, in some cases, declined below the loan balance.   In response to the challenges facing the financial services sector, several regulatory and governmental actions have recently been announced including:

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•                  The Emergency Economic Stabilization Act of 2008 (“EESA”), approved by Congress and signed by President Bush on October 3, 2008, which, among other provisions, allowed the U.S. Treasury to purchase up to $700 billion of mortgages, mortgage-backed securities and certain other financial instruments from financial institutions for the purpose of stabilizing and providing liquidity to the U.S. financial markets.  EESA also temporarily raised the basic limit of FDIC deposit insurance from $100,000 to $250,000; the legislation contemplated a return to the $100,000 limit on December 31, 2009;

•                  On October 7, 2008, the FDIC approved a plan to increase the rates banks pay for deposit insurance;

•                  On October 14, 2008, the U.S. Treasury announced the creation of a new program, the Troubled Asset Relief Program (the “TARP”) Capital Purchase Program (the “CPP”) that encourages and allows financial institutions to build capital through the sale of senior preferred shares to the U.S. Treasury on terms that are non-negotiable;

•                  On October 14, 2008, the FDIC announced the creation of the Temporary Liquidity Guarantee Program (the “TLGP”), which seeks to strengthen confidence and encourage liquidity in the banking system.  The TLGP has two primary components that are available on a voluntary basis to financial institutions:

•                  The Transaction Account Guarantee Program (“TAGP”), which provides unlimited deposit insurance coverage through December 31, 2009 for noninterest-bearing transaction accounts (typically business checking accounts) and certain funds swept into noninterest-bearing savings accounts.  Institutions participating in the TLGP pay a 10 basis points fee (annualized) on the balance of each covered account in excess of $250,000, while the extra deposit insurance is in place;

•                  The Debt Guarantee Program (“DGP”), under which the FDIC guarantees certain senior unsecured debt of FDIC-insured institutions and their holding companies.  The unsecured debt must be issued on or after October 14, 2008 and not later than June 30, 2009, and the guarantee is effective through the earlier of the maturity date or June 30, 2012.  The DGP coverage limit is generally 125% of the eligible entity’s eligible debt outstanding on September 30, 2008 and scheduled to mature on or before June 30, 2009 or, for certain insured institutions, 2% of their liabilities as of September 30, 2008.  Depending on the term of the debt maturity, the nonrefundable DGP fee ranges from 50 to 100 basis points (annualized) for covered debt outstanding until the earlier of maturity or June 30, 2012.  The TAGP and DGP are in effect for all eligible entities, unless the entity opted out on or before December 5, 2008.

•                  On February 17, 2009 President Obama signed into law The American Recovery and Reinvestment Act of 2009 (“ARRA”), more commonly known as the economic stimulus or economic recovery package. ARRA includes a wide variety of programs intended to stimulate the economy and provide for extensive infrastructure, energy, health, and education needs.  In addition, ARRA imposes certain new executive compensation and corporate expenditure limits on all current and future TARP recipients, including our Company, that are in addition to those previously announced by the U.S. Treasury. These new limits are in place until the institution has repaid the Treasury, which is now permitted under ARRA without penalty and without the need to raise new capital, subject to the Treasury’s consultation with the recipient institution’s appropriate regulatory agency.

•                  On March 23, 2009, the U.S. Treasury, in conjunction with the FDIC and the Federal Reserve, announced the Public-Private Partnership Investment Program for Legacy Assets which consists of two separate plans, addressing two distinct asset groups:

•                  The Legacy Loan Program, in which the primary purpose will be to facilitate the sale of troubled mortgage loans by eligible institutions, which include FDIC-insured federal or state banks and savings associations. Eligible assets may not be strictly limited to loans; however, what constitutes an eligible asset will be determined by participating banks, their primary regulators, the FDIC and the Treasury. Additionally, the Loan Program’s requirements and structure will be subject to notice and comment rulemaking, which may take some time to complete.

•                  The Securities Program, which will be administered by the Treasury, involves the creation of public-private investment funds to target investments in eligible residential mortgage-backed securities and commercial mortgage-backed securities issued before 2009 that originally were rated AAA or the equivalent by two or more nationally recognized statistical rating organizations, without regard to rating enhancements (collectively, “Legacy Securities”). Legacy Securities must be directly secured by actual mortgage loans,

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leases or other assets, and may be purchased only from financial institutions that meet TARP eligibility requirements.

It is likely that further regulatory actions may arise as the Federal government continues to attempt to address the economic situation.

Results of Operations

Three Months ended March 31, 2009 and 2008

Overview

Our net loss was $36,000 for the three months ended March 31, 2009 as compared to net income of $341,000 for the three months ended March 31, 2008.  For the three months ended March 31, 2009, we realized $4,933,000 in interest income, of which $563,000 was from investment activities and $4,370,000 was from loan activities.  For the three months ended March 31, 2008, we realized $6,249,000 in interest income, of which $731,000 was from investment activities and $5,518,000 was from loan activities.  The primary source of funding for our loan portfolio is deposits that are acquired both locally and via the national brokered certificate market.  We incurred interest expense of $2,080,000 and $3,653,000 for the three months ended March 31, 2009 and March 31, 2008, respectively.  We have experienced an increase in our net interest margin to 3.05% from 2.81% for the quarters ended March 31, 2009 and 2008, respectively. The increase was a result of declining deposit costs.

Rate/Volume Analysis

Net interest income can be analyzed in terms of the impact of changing interest rates and changing volumes.  The following tables set forth the effect which the varying levels of interest-earning assets and interest-bearing liabilities and the applicable rates have had on changes in the net interest income for the periods presented.

	Three Months Ended March 31, 2009 vs. 2008
	Increase (decrease) Due to
			Rate /
(Dollars in thousands)	Volume	Rate	Volume	Total
Interest Income
Loans	$234	$(1,326)	$(56)	$(1,148)
Investment securities (1)	121	(88)	(19)	14
Federal funds	(112)	(171)	101	(182)
Total Interest Income	$243	$(1,585)	$26	$(1,316)

Interest Expense
Deposits	$196	$44	$63	$303
Other borrowings	(206)	(1,774)	104	(1,876)
Total Interest Expense	$(10)	$(1,730)	$167	$(1,573)

Net Interest Income	$253	$145	$(141)	$257

(1)  For the purpose of this table, the investment securities include marketable and non-marketable securities.

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Average Balances, Income and Expenses and Rate

The following table sets forth, for the three months ended March 31, 2009 and 2008, information related to the Company’s average balance sheet and its average yields on earning assets and average costs of interest-bearing liabilities.  Such yields are derived by dividing income or expense by the average balance of the corresponding earning assets or interest-bearing liabilities.  Average balances have been derived from the daily balances throughout the periods indicated.

	Three Months Ended March 31, 2009			Three Months Ended March 31, 2008
	Average	Income /	Yield/	Average	Income /	Yield /
(Dollars in thousands)	Balance	Expense	Rate	Balance	Expense	Rate
Assets
Earning assets:
Loans (1)	$319,943	$4,369	5.54%	$306,950	$5,518	6.76%
Investment securities (2)	50,062	557	4.51%	40,939	543	4.99%
Federal funds sold and other	8,994	7	0.32%	22,040	188	3.57%
Total earning assets	378,999	4,933	5.28%	369,929	6,249	6.43%
Cash and due from banks	6,957			5,031
Premises and equipment	4,619			5,055
Other assets	12,295			8,177
Allowance for loan losses	(8,097)			(4,240)
Total assets	$394,773			$383,952

Liabilities
Interest-bearing liabilities:
Repurchase agreements	$30,000	240	3.24%	$24,066	140	2.29%
Federal funds purchased	631	1	0.64%	—	—	1.43%
Federal Home Loan Bank advances	21,833	72	1.34%	55	—	2.41%
Note Payable	1,006	7	2.82%	—	—	4.25%
Subordinated Debt	4,325	123	11.50%	—	—	—%
Interest-bearing transaction accounts	17,579	53	1.22%	15,544	57	1.37%
Savings deposits	14,642	60	1.66%	22,956	110	1.88%
Time deposits	250,624	1,524	2.47%	261,974	3,346	4.99%
Total interest-bearing liabilities	340,640	2,080	2.35%	324,595	3,653	4.57%
Demand deposits	22,493			22,977
Accrued interest and other liabilities	1,280			4,559
Total liabilities	364,413			352,131
Shareholders’ equity	30,360			31,821
Total liabilities and shareholders’ equity	$394,773			$383,952

Net interest income		$2,853			$2,596
Net interest spread			2.80%			2.26%
Net interest margin			3.05%			2.82%

(1)   There were $16.7 million and $102,000 of loans in non-accrual status as of March 31, 2009 and 2008, respectively.  The effect of fees collected on loans for the three months ended March 31, 2009 and 2008 totaled $40,000 and $67,000, respectively, and increased the annualized yield on loans by 5 basis points from 5.49% for March 31, 2009 and by 9 basis points from 7.14% for March 31, 2008.  The effect of such fees on the annualized yield on earning assets was an increase of 4 basis points from 5.24% for March 31, 2009 and an increase of 7 basis points from 6.72% for March 31, 2008.  The effects of such fees on net interest spread were an increase of 4 basis points from 2.76% for March 31, 2009 and an increase of 7 basis points from 2.19% for March 31, 2008.  The effects of such fees on net interest margin were an increase of 4 basis points from 3.01% for March 31, 2009 and an increase of 7 basis points from 2.75% for March 31, 2008.

(2)  For the purpose of this table, the investment securities include marketable and non-marketable securities.

Provision for Loan Losses

Our provision for loan losses for the three months ended March 31, 2009 was $1,305,000 compared to $125,000 for the comparable prior year period. This was a result of the general weakening of the economy and an analysis of our loan portfolio.  As noted earlier, we have approximately $45.5 of acquisition and development (A&D) loans outstanding at March

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31, 2009.  We are experiencing higher levels of loan delinquencies, defaults and foreclosures.  Further, the downturn in the real estate market has adversely impacted the value of the underlying collateral (real estate) for the A&D loans.  The greater degree of strain on these types of loans and the significance to our overall loan portfolio has caused us to apply a greater degree of scrutiny in analyzing the ultimate collectability of amounts due.  Our analysis has resulted in significant increases to our allowance for loan losses and significant increases in the corresponding expense charged to our provision for loan losses.  Charges to our provision for loan losses have increased $1.2 million (or 944%) compared to the first quarter of 2008 as a result of our evaluation of the deterioration in our asset quality.

Non-interest Income

We had non-interest income of $814,000 and $370,000 for the three months ended March 31, 2009 and 2008, respectively.  Mortgage origination fee income for the three months ended March 31, 2009 was $62,000.  We had $163,000 in mortgage origination fee income in the first quarter of 2008.  The decrease is due to our decreased volume in mortgage loan originations due to the current economic conditions and departmental restructuring.  We also had a gain on sale of available for sale securities of $520,000 for the three months ended March 31, 2009.

Non-interest Expense

We incurred non-interest expense of $2,416,000 during the three months ended March 31, 2009.  Included in the expense was $1,239,000 of salaries and employee benefits, $222,000 of data processing expense, $91,000 of professional fees expense, $36,000 of advertising expense, $23,000 of expense related to office supplies, $37,000 of telephone expense and $96,000 of assessments related to FDIC.  The non-interest expense incurred in the three months ended March 31, 2008 was $2,317,000.  Included in the expense was $1,235,000 of salaries and employee benefits, $191,000 of data processing expense, $78,000 of professional fee expense, $11,000 of advertising expense, $28,000 of expense related to office supplies, $36,000 of telephone expense and $53,000 of assessments related to FDIC.

For the three months ended March 31, 2009, we incurred other property and equipment expenses of $180,000 in depreciation and $42,000 in equipment maintenance and rental.  For the three months ended March 31, 2008, we incurred other property and equipment expenses of $181,000 in depreciation and $48,000 in equipment maintenance and rental.  We incurred $171,000 and $162,000 in occupancy expense related to all of our office locations for the three months ended March 31, 2009 and 2008, respectively.

The increase in non-interest expense is the result of the increased administrative expenses including FDIC assessments, advertising, professional fees, and data processing, resulting from an increase in customer volume.

Assets and Liabilities

General

At March 31, 2009, total assets decreased 0.7% to $385.0 million as compared to $387.8 million at December 31, 2008.  Gross loans decreased $4.3 million, or 1.3%, during the first three months of 2009.  As described below, federal funds sold increased to $5.5 million at March 31, 2009 compared to $4.6 million at December 31, 2008.  Cash and cash equivalents increased $3.5 million, or 35.8%, since December 31, 2008.  As described below, deposits increased $24.8 million, or 8.4%, during the first three months of 2009.  At March 31, 2009, shareholders’ equity was $28.2 million.

Investment Securities

Investments available for sale increased by $2.3 million, or 4.8%, since December 31, 2008 due to the purchase of and the appreciation related to government agency bonds and mortgaged-backed securities.

Other Investments

Other investments increased by $19,000 since December 31, 2008 due to the purchase of additional FHLB stock.  All of the FHLB stock is used to collateralize advances with the FHLB.

Loans

Since loans typically provide higher interest yields than other types of interest earning assets, we allocate the majority of our earning assets to our loan portfolio.  Gross loans decreased by $4.3 million, or 1.3%, during the first three months of 2009.  Loan demand has slowed during the first quarter of 2009 due to general economic conditions and the real estate market, along with management’s decision to shrink the size of the bank’s loan portfolio, to help improve the bank’s risk based capital ratios. We expect this trend to continue during the next quarter.

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Balances within major loan categories are as follows:

(dollar amounts in thousands)	March 31, 2009	December 31, 2008
Real estate - construction	$125,397	$129,777
Real estate - mortgage	156,116	154,838
Commercial and industrial	32,209	33,303
Consumer and other	2,908	2,989
Total loans, gross	316,630	320,907
Less allowance for loan losses	(9,414)	(8,088)
Total loans, net	$307,216	$312,819

We discontinue accrual of interest on a loan when we conclude it is doubtful that we will be able to collect principal and/or interest from the borrower.  We reach this conclusion by taking into account factors such as the borrower’s financial condition, economic and business conditions, and the results of our previous collection efforts.  Generally, we place a delinquent loan in non-accrual status when the loan becomes 90 days or more past due.  When we place a loan in non-accrual status, we reverse all interest which has been accrued on the loan but remains unpaid and we deduct this interest from earnings as a reduction of reported interest income.  We do not accrue any additional interest on the loan balance until we conclude the collection of both principal and interest is reasonably certain.  At March 31, 2009, there were $16.7 million in loans that were non-accruing and $7.3 million in loans that were 30 days past due, excluding non-accrual loans.  At December 31, 2008, there were $9.9 million in loans that were non-accruing and $2.4 million in loans that were 30 days past due, excluding non-accrual loans.    There were no loans past due 90 days and still accruing at March 31, 2009 and December 31, 2008.

The increase of $6.8 million in non-performing loans from December 31, 2008 to March 31, 2009 is related primarily to continued deterioration in the bank’s overall A&D loan portfolio. The number of loans on non-accrual have increased from 30 to 56 since December 31, 2008. The average non-accrual loan balance is $330,000 and $298,000 as of December 31, 2008 and March 31, 2009, respectively.  84% of the non-accrual loans are secured by real estate. $2.5 million of the allowance for loan loss has been specifically allocated to these relationships. This increase in non-performing loans is a direct result of the poor economic environment taking a toll on numerous borrowers’ ability to pay as scheduled. At this time, management is unable to determine the length of the economic downturn and therefore unable to determine the ultimate impact on the bank’s A&D portfolio.

We have approximately $45.5 of acquisition and development (A&D) loans outstanding at March 31, 2009.  A&D loans are typically comprised of loans to borrowers for real estate to be developed (into properties such as sub-divisions or spec houses).  Normally, these loans are repaid with the proceeds from the sale of the developed property.  Collateral for these types of loans normally consists of real estate.

Our outstanding A&D loans are located primarily in the Upstate of South Carolina and Western North Carolina.  The current economic environment in our market area has resulted in a downturn in the real estate market, which has placed greater pressure on our borrowers’ repayment capabilities.  We are experiencing higher levels of loan delinquencies, defaults and foreclosures.  Further, the downturn in the real estate market has adversely impacted the value of the underlying collateral (real estate) for the A&D loans.  The greater degree of strain on these types of loans and the significance to our overall loan portfolio has caused us to apply a greater degree of scrutiny in analyzing the ultimate collectability of amounts due.  Our analysis has resulted in significant increases to our allowance for loan losses and significant increases in the corresponding expense charged to our provision for loan losses.

Changes in the allowance for loan losses for were as follows (dollars in thousands):

	Three-months ended March 31, 2009	Three-months ended March 31, 2008
Balance, beginning of period	$8,088	$4,214
Provision charged to operations	1,305	125
Net collections (charge-offs)	20	(50)
Balance, end of period	$9,413	$4,289

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In April 2009, conditions warranted the bank to charged-off  $1.4 million of loans which had been previously identified and reserved for in the above allowance for loan losses as of March 31, 2009.

Impaired Loans

The Company identifies impaired loans through its normal internal loan review process.  Loans on the Company’s potential problem loan list are considered potentially impaired loans.  These loans are evaluated in determining whether all outstanding principal and interest are expected to be collected.  Loans are not considered impaired if a minimal payment delay occurs and all amounts due, including accrued interest at the contractual interest rate for the period of delay, are expected to be collected.  Management has determined that the Company had $18,090,000 and $13,172,000 million in impaired loans at March 31, 2009 and December 31, 2008, respectively.

Potential Problem Loans

Potential problem loans are loans that are not included in impaired loans (non-accrual loans or loans past due 90 days or more and still accruing), but about which management has become aware of information about possible credit problems of the borrowers that causes doubt about their ability to comply with current repayment terms.  At March 31, 2009 and December 31, 2008, the Company had identified $1.9 million and $424,844, respectively, of potential problem loans through its internal review procedures.  The results of this internal review process are considered in determining management’s assessment of the adequacy of the allowance for loan losses.

Provision and Allowance for Loan Losses

The Company has developed policies and procedures for evaluating the overall quality of its credit portfolio and the timely identification of potential problem loans.  On a quarterly basis, the Company’s Board of Directors reviews and approves the appropriate level of the Company’s allowance for loan losses based upon management’s recommendations, the results of the internal monitoring and reporting system, and an analysis of economic conditions in its market.

Additions to the allowance for loan losses, which are expensed through the provision for loan losses on the Company’s income statement, are made periodically to maintain the allowance at an appropriate level based on management’s analysis of the estimated losses inherent in the loan portfolio.  Loan losses and recoveries are charged or credited directly to the allowance.  The amount of the provision is a function of the level of loans outstanding, the level of non-performing loans, historical loan loss experience, the amount of loan losses actually charged against the reserve during a given period, and current and anticipated economic conditions.

The Company’s allowance for loan losses is based upon judgments and assumptions about risk elements in the portfolio, future economic conditions, and other factors affecting borrowers.  The process includes identification and analysis of loss potential in various portfolio segments utilizing a credit risk grading process and specific reviews and evaluations of significant problem credits.  However, there is no precise method of estimating credit losses, since any estimate of loan losses is necessarily subjective and the accuracy depends on the outcome of future events.  In addition, due to our rapid growth over the past several years and our limited operating history, a large portion of the loans in our loan portfolio was originated recently.  In general, loans do not begin to show signs of credit deterioration or default until they have been outstanding for some period of time, a process referred to as seasoning.  As a result, a portfolio of more mature loans will usually behave more predictably than a newer portfolio.  Because our loan portfolio is relatively new, the current level of delinquencies and defaults may not be representative of the level that will prevail when the portfolio becomes more seasoned, which may be higher than current levels.  If charge-offs in future periods increase, we may be required to increase our provision for loan losses, which would decrease our net income and possibly our capital.

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In addition, the current downturn in the real estate market has resulted in an increase in loan delinquencies, defaults and foreclosures, and we believe these trends are likely to continue.  In some cases, this downturn has resulted in a significant impairment to the value of our collateral and our ability to sell the collateral upon foreclosure, and there is a risk that this trend will continue.  The real estate collateral in each case provides an alternate source of repayment in the event of default by the borrower and may deteriorate in value during the time the credit is extended.  If real estate values continue to decline, it is also more likely that we would be required to increase our allowance for loan losses.  Based on present information and an ongoing evaluation, management considers the allowance for loan losses to be adequate to meet presently known and inherent losses in the loan portfolio.  Management’s judgment about the adequacy of the allowance is based upon a number of assumptions about future events which it believes to be reasonable but which may or may not be accurate.  Thus, there can be no assurance that charge-offs in future periods will not exceed the allowance for loan losses or that additional increases in the allowance for loan losses will not be required, especially considering the overall weakness in the commercial real estate market in our market areas.

Loans charged off as well as charges to our provision for loan losses adversely impact our regulatory capital levels.  Significant future charge-offs and charges to the provision for loan losses could cause us to fall below the level required to remain considered “well capitalized” under the appropriate regulatory standards.

Deposits

Our primary source of funds for loans and investments is our deposits.  We have chosen to obtain a portion of our certificates of deposit from areas outside of our market, which are brokered deposits. The deposits obtained outside of our market area generally have ~~rates comparable to~~been below those being offered for comparable certificates of deposit in our local market. Because of this, even though brokered deposits are interest sensitive, they have been considered a desirable source of funds. We cannot be assured that we will continue to have access to such funds. See further discussion in the liquidity section.  As of March 31, 2009, total deposits had increased by $24.8 million, or 8.4%, from December 31, 2008.  The largest percentage increase was in brokered deposits, which increased $15.7 million, or 8.4%, from December 31, 2008 to March 31, 2009. This was due to the replacement of FHLB advances as noted below.

Balances within the major deposit categories are as follows:

(dollar amounts in thousands)	March 31, 2009	December 31, 2008
Non-interest bearing demand	$22,138	$22,162
Interest bearing demand	21,360	16,449
Savings	16,522	14,461
Time deposits less than $100,000	32,589	32,112
Time deposits of $100,000 or over	26,799	25,161
Brokered deposits	202,017	186,298
Total deposits	$321,425	$296,643

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Other Borrowings

The following table outlines our various sources of borrowed funds during the three months ended March 31, 2009.

				Weighted	Maximum
		Period-		-Average	Outstanding
	Ending	End	Average	Rate for	at any
(Dollars in thousands)	Balance	Rate	Balance	Period	Month End
March 31, 2009
Federal Home Loan Bank advances	$—	—%	$21,833	1.34%	$25,000
Federal funds purchased	—	—%	631	0.64%	—
Securities sold under agreement to repurchase	30,000	3.24%	30,000	3.24%	30,000
Subordinated debt	4,325	11.50%	4,325	11.50%	4,325

Advances from Federal Home Loan Bank (FHLB)

Advances from FHLB are a source of funding that the Bank uses depending on the current level of deposits and the availability of collateral to secure FHLB borrowings.  At March 31, 2009, the Bank had no outstanding advances from FHLB. The bank replaced ~~its~~$25 million of outstanding FHLB advances with an average maturity of 2 months and average cost of 1.49% as of December 31, 2008 with brokered certificates of deposit with an average maturity of 17 months and cost of 2.25% as of March 31, 2009 in order to extend maturities and remove the risk of the borrowings being called.

Repurchase Agreements

At March 31, 2009, the Bank had $30.0 million of securities under agreements to repurchase with brokers with a weighted average rate of 3.24% and an average maturity of 87 months.  The maximum amount outstanding at any month-end was $30.0 million.  These agreements were secured with approximately $36.1 million of investment securities.

Subordinated Debt

At March 31, 2009, the Company had subordinated debt totaling $4.3 million.  The subordinated notes were sold during the third quarter of 2008 to a limited number of purchasers in a private offering, bear an interest rate of 11.5%, are callable after September 30, 2011, at a premium, and mature in 2018. The subordinated debt has been structured to fully count as Tier 2 regulatory capital on a consolidated basis.

Liquidity

Liquidity  is the  ability  to  meet  current  and  future  obligations  through liquidation or maturity of existing  assets or the  acquisition of  liabilities.  We manage both assets and liabilities to achieve appropriate levels of liquidity.  Cash and short-term investments are our primary sources of asset liquidity.  These funds provide a cushion against short-term fluctuations in cash flow from both deposits and loans.  Individual and commercial deposits and borrowings are our primary source of funds for credit activities.  At March 31, 2009, we had lines of credit with unrelated banks totaling $14.5 million.  These lines are available on a one-to-twenty day basis for general corporate purposes. These lines may be terminated at any time. We believe our liquidity sources are adequate to meet our operating needs.  The level of liquidity is measured by the cash, cash equivalents and securities available for sale divided by total assets and half of any outstanding loan commitments.  The Bank’s liquidity ratio at March 31, 2009 was 5.23%.

As members of the FHLB, we have credit availability of up to 15% of the Bank’s total assets. Advances under this credit facility are subject to qualifying collateral. Advances may be terminated and called at any time by the FHLB.

We also have credit availability through the Federal Reserve Discount Window.  As of March 31, 2009, $31.9 million was available, based on qualifying collateral. Availability of the Federal Reserve Discount Window may be terminated at any time by the Federal Reserve.

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Impact of Off-Balance Sheet Instruments

Through the operations of our Bank, we have made contractual commitments to extend credit in the ordinary course of our business activities.  These commitments are legally binding agreements to lend money to our customers at predetermined interest rates for a specified period of time.  At March 31, 2009, we had issued commitments to extend credit of $31.1 million through various types of lending arrangements.  We evaluate each customer’s credit worthiness on a case-by-case basis.  The amount of collateral obtained, if deemed necessary by us upon extension of credit, is based on our credit evaluation of the borrower.  Collateral varies but may include accounts receivable, inventory, property, plant and equipment, commercial and residential real estate.  We manage the credit risk on these commitments by subjecting them to normal underwriting and risk management processes.  The following table summarizes our off-balance-sheet financial instruments whose contract amounts represent credit risk:

(dollar amounts in thousands)	March 31, 2009	December 31, 2008

Commitments to extend credit	$28,085	$36,260

Standby letters of credit	$3,000	$3,488

Capital Resources

Total shareholders’ equity decreased from $28.5 million at December 31, 2008 to $28.2 million at March 31, 2009.  The decrease is principally due to the net loss for the period of $36,000 and changes in market value of available for sale securities.

The FRB and bank regulatory agencies require bank holding companies and financial institutions to maintain capital at adequate levels based on a percentage of assets and off-balance sheet exposures, adjusted for risk weights ranging from 0% to 100%.  FRB guidelines contain an exemption from the capital requirements for “small bank holding companies,” which in 2006 were amended to cover most bank holding companies with less than $500 million in total assets that do not have a material amount of debt or equity securities outstanding registered with the SEC.  Although our class of common stock is registered under Section 12 of the Securities Exchange Act, we believe that because our stock is not listed on any exchange or otherwise actively traded, the Federal Reserve Board will interpret its new guidelines to mean that we qualify as a small bank holding company.  Nevertheless, our Bank remains subject to these capital requirements.  Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank’s financial statements.  Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank’s assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices.  The Bank’s capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.  Regardless, our Bank is “well capitalized” under these minimum capital requirements as set per bank regulatory agencies.

Under the capital adequacy guidelines, regulatory capital is classified into two tiers.  These guidelines require an institution to maintain a certain level of Tier 1 and Tier 2 capital to risk-weighted assets.  Tier 1 capital consists of common shareholders’ equity, excluding the unrealized gain or loss on securities available for sale, minus certain intangible assets.  In determining the amount of risk-weighted assets, all assets, including certain off-balance sheet assets, are multiplied by a risk-weight factor of 0% to 100% based on the risks believed to be inherent in the type of asset.  Tier 2 capital consists of Tier 1 capital plus the general reserve for loan losses, subject to certain limitations.  We are also required to maintain capital at a minimum level based on total average assets, which is known as the Tier 1 leverage ratio.

The Bank is also required to maintain capital at a minimum level based on quarterly average assets, which is known as the leverage ratio.  Only the strongest banks are allowed to maintain capital at the minimum requirement of 3%.  All others are subject to maintaining ratios at least 1% to 2% above the minimum.

The Bank exceeded the regulatory capital requirements at March 31, 2009 and December 31, 2008 as set forth in the following table (dollars in thousands).

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	March 31, 2009		December 31, 2008
	Amount	Ratio	Amount	Ratio

Tier 1 capital (to risk-weighted assets)	$30,903	9.43%	$30,836	8.92%
Total capital (to risk-weighted assets)	35,066	10.70	35,205	10.18
Tier 1 capital (to average assets)	30,903	7.85	30,836	7.98

The Company did apply for TARP as outlined above in the Recent Legislative and Regulatory Initiatives to Address Financial and Economic Crises section. However, after consideration of requirements, the Company withdrew its application. The bank is seeking to improve its capital ratios through the restructuring of its balance sheet, reduction of classified assets and investigation of external capital sources.

Critical Accounting Policies

We have adopted various accounting policies that govern the application of accounting principles generally accepted in the United States and with general practices within the banking industry in the preparation of our financial statements.  Our significant accounting policies are described in Note 1 to the financial statements in Item 1.

Certain accounting policies involve significant judgments and assumptions by us that have a material impact on the carrying value of certain assets and liabilities.  We consider these accounting policies to be critical accounting policies.  The judgment and assumptions we use are based on historical experience and other factors, which we believe to be reasonable under the circumstances.  Because of the nature of the judgment and assumptions we make, actual results could differ from these judgments and estimates that could have a material impact on the carrying values of our assets and liabilities and our results of operations.

We believe the allowance for loan losses is the critical accounting policy that requires the most significant judgment and estimates used in preparation of our consolidated financial statements.  Some of the more critical judgments supporting the amount of our allowance for loan losses include judgments about the credit worthiness of borrowers, the estimated value of the underlying collateral, the assumptions about cash flows, determination of loss factors for estimating credit losses, the impact of current events, and conditions, and other factors impacting the level of probable inherent losses.  Under different conditions or using different assumptions, the actual amount of credit losses incurred by us may be different from management’s estimates provided in our consolidated financial statements.  Refer to the portion of this discussion that addresses our allowance for loan losses for a more complete discussion of our processes and methodology for determining our allowance for loan losses.

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